

May 6, 2010

By U.S. Mail and facsimile to (612) 303-0838

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

      RE: **U.S. Bancorp**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed February 26, 2010
               File No. 001-06880

Dear Mr. Cecere:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Risk Profile

Restructured Loans Accruing Interest, page 41

1. Please tell us and revise your future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions.

2. As a related matter, please tell us whether you have any modified loans that are not classified and accounted for as TDRs. If so, please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

3. We note your disclosure that nonaccrual loans that are restructured generally remain on nonaccrual for a period of six months to demonstrate that a borrower can meet the restructured terms, but that there are certain situations where the loan may be returned to accrual status at the time of restructuring or after a shorter performance period. Please tell us and revise your future filings to disclose more specifically the situations where a loan may be returned to accrual status at the time of restructuring or after a shorter performance period than six months. Please quantify the restructured loans returned to accrual status prior to a period of six months in buckets that provide a greater level of detail (such as, at the time of restructuring, after 1-30 days, after 31-90 days, after 91-180 days).

4. Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

    - Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

    - Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

- Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

5. Please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Table 16 – Summary of Allowance for Credit Losses, page 46

6. We note your disclosure on page 76 that certain retain loans (including revolving consumer lines, credit cards and certain closed-end consumer loans) are generally not classified as nonperforming. Given that these types of loans are never classified as nonperforming, tell us why you include the allowance allocated to these types of loans in the calculation of your allowance to nonperforming loan ratios. In this regard, we note from your disclosure in Table 17 on page 47 that approximately $2.4 billion of your allowance for loan and losses at December 31, 2009 is allocated to your retail loan portfolio. We note that if the allowance to nonperforming loan ratios were revised to exclude the allowance for loan and lease items which are never included as nonperforming, the ratios would be significantly different. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator.

Notes to the Financial Statements

Note 2 – Accounting Changes, page 79

7. We note your disclosure on page 81 that you intend to deconsolidate approximately $106 million of assets of previously consolidated entities upon the adoption of SFAS 166 and 167 (ASC 810 and 860). Please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to the entity and b) the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity. Additionally, please tell us whether you have used similar logic in not consolidating certain other structures upon the adoption of the new consolidation guidance.

Note 6 – Loans and Allowance for Credit Losses, page 86

8. We note from your disclosures that you account for credit deterioration after the date of acquisition on covered assets by recording an allowance for loan losses net of expected reimbursement from the FDIC under the loss sharing agreements. We believe that consistent with the guidance in SAB Topic 11N the allowance for loan losses should be determined on a gross basis (i.e., not considering the loss sharing agreements) and that the expected reimbursements from the FDIC should be accounted for separately. Please revise your accounting policy and disclosure in

future filings as necessary and tell us whether the impact of recording the allowance on a net versus gross basis would have a material impact on any periods presented.

Note 22 – Guarantees and Contingent Liabilities, page 117

9. We note that you sell certain loans in the secondary market. Please tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE's, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:

- The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract;

- Discuss the level of allowances established related to these repurchase requests and how and where they are classified in the financial statements;

- Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim;

- Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type; and

- Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

10. We note your disclosure beginning on page 119 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

   (i)   the possible loss or range of loss; or
   (ii) a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3426 if you have any questions regarding our comments.

Sincerely,

Angela Connell
Staff Accountant